Exhibit 99.2
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company: Wolseley plc
2) Name of shareholder having a major interest:
Aviva plc and its subsidiaries
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18:
In respect of the above holder.
4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

5,142,806	BNY Norwich Union Nominees Limited
8,800	BT Globenet Nominees Limited
10,645,501	Chase GA Group Nominees Limited
805,568	Chase Nominees Limited
3,783,798	CUIM Nominee Limited
5) Number of shares/amount of stock acquired:
Not disclosed
6) Percentage of issued class:
Not disclosed
7) Number of shares/amount of stock disposed:
n/a
8) Percentage of issued class:
n/a
9) Class of security:
Ordinary shares of 25p each
10) Date of transaction:

15 May 2007
11) Date company informed:
17 May 2007
12) Total holding following this notification:
20,423,565
13) Total percentage holding of issued class following this notification:
3.1%
14) Any additional information:
15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700
16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Company Secretary
Date of notification:
17 May 2007
END